SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)*

COOLSAVINGS, INC. (F/K/A COOLSAVINGS.COM INC.)

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

216485 10 2

(CUSIP Number)

Guy R. Friddell, III

Executive Vice President and General Counsel

Landmark Communications, Inc.

150 W. Brambleton Ave.

Norfolk, VA 23510-2075

(757) 446-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 216485 10 2	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Communications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 13,256,091[1] 8 SHARED VOTING POWER 190,658,644[1] 9 SOLE DISPOSITIVE POWER 13,256,091[1] 10 SHARED DISPOSITIVE POWER 190,658,644[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,914,735[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.6%[2]
14	TYPE OF REPORTING PERSON CO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 12,752,024 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (2) the exercise of 7,031,423 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC. If all of such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 80.8% of the total outstanding Common Stock.

CUSIP No. 216485 10 2	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 190,658,644 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 190,658,644[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 190,658,644[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.9%[2]
14	TYPE OF REPORTING PERSON OO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Exchange Act (as defined below), the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 12,752,024 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, (2) the exercise of 7,031,423 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (3) the exercise by Landmark Communications, Inc. of its right to acquire 1,000.3 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (defined infra). If all of such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 75.5% of the total outstanding Common Stock.

Introductory Note

This Amendment No. 9 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the first two sentences and inserting the following:

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to shares of Common Stock, with $0.001 par value per share (the “Common Stock”), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the “Issuer”). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 19, 2002, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on October 31, 2002, Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 20, 2002, Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 21, 2003, Amendment No. 7 to Schedule 13D filed by the Reporting Persons on November 4, 2003 and Amendment No. 8 to Schedule 13D filed by the Reporting Persons on November 22, 2004 (the “Amended Statement” and, collectively with this Amendment No. 8, the “Statement”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by inserting the following at the end of Item 3:

On January 1, 2005, a stock dividend in the amount of 3,455,767 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such “PIK” dividend has been declared by the Board of Directors of the Issuer and paid to Ventures.

On January 31, 2005, interest accrued and compounded on the loan outstanding under the Amended Loan Agreement and Senior Secured Note in an amount equal to $129,755. As a result, pursuant to the terms of the Warrant, the Amended Loan Agreement and the Senior Secured Note, the Issuer issued to Landmark warrants to purchase an additional 259,510 shares of Common Stock.

On April 1, 2005, a stock dividend in the amount of 3,524,882 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such “PIK” dividend has been declared by the Board of Directors of the Issuer and paid to Ventures.

On April 30, 2005, interest accrued and compounded on the loan outstanding under the Amended Loan Agreement and Senior Secured Note in an amount equal to $128,090. As a result, pursuant to the terms of the Warrant, the Amended Loan Agreement and the Senior Secured Note, the Issuer issued to Landmark warrants to purchase an additional 256,180 shares of Common Stock.

On May 16, 2005, Landmark exercised the Warrant, in part, and acquired 13,255,091 shares of Common Stock (the “Warrant Shares”). Landmark paid the Issuer a total of $6,627,545.5 for the purchase of the Warrant Shares. Immediately after its partial exercise of the Warrant, Landmark has the right to purchase up to an additional 1,000.3 shares of Common Stock, subject to the terms of the Warrant.

Except as otherwise described above, the source of funds for the above transactions was and will be the working capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) Landmark may be deemed to have beneficial ownership over 203,914,735 shares of Common Stock through (i) its ownership of the Warrant Shares and the Warrant and (ii) its ownership of and control over Ventures, which owns 179,769,008 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock of the Issuer.

If (i) Landmark exercised its right to acquire 1,000.3 shares of Common Stock pursuant to the Warrant, and (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 179,769,008 shares of Common Stock, Landmark and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 87.6% and 81.9%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion to Common Stock of 12,752,024 shares of currently outstanding and convertible Series C Preferred Stock of the Issuer not owned by the Reporting Persons, (2) the exercise of 7,031,423 currently outstanding and exercisable options to purchase Common Stock not owned by the Reporting Persons, and (3) in the case of Ventures’ ownership percentage, the exercise by Landmark of its right to acquire 1,000.3 shares of Common Stock pursuant to the Warrant. If such reserved shares of Common Stock were issued in full, Landmark and Ventures would beneficially own 80.8% and 75.5%, respectively, of the total outstanding Common Stock.

Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Persons beneficially owns, nor, to the best of their knowledge, do any of their directors or executive officers beneficially own, any shares of Common Stock.

Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

Landmark owns 13,255,091 shares of Common Stock, and Landmark also owns a warrant (the “Warrant”) which entitles it to purchase 1,000.3 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 179,769,008 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2005	LANDMARK COMMUNICATIONS, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Executive Vice President and General Counsel

Dated: May 16, 2005	LANDMARK VENTURES VII, LLC

	By:	/s/ Emily T. Neilson
	Name:	Emily T. Neilson
	Title:	Vice President, Treasurer, Secretary